UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 1

I-TRAX, INC.
(Name Of Subject Company (Issuer))
PUTTER ACQUISITION SUB, INC.
a wholly-owned subsidiary of
WALGREEN CO.
(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share (CUSIP Number 45069D203)
Series A Convertible Preferred Stock, par value $0.001 per share (CUSIP Number not applicable for Preferred Stock)

Dana Ione Green, Esq.
Walgreen Co. — Law Department
200 Wilmot Road
Deerfield, IL 60015
Telephone: (847) 914-2500
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
with a copy to:
Keith S. Crow, P.C.
Robert M. Hayward
Gregory C. Vogelsperger
Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, IL 60601
Telephone: (312) 861-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$257,182,831	$10,107

*	Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding the sum of (1) the offer price of $5.40 per share of common stock multiplied by 41,750,863 shares of common stock, par value $0.001 per share (“Common Shares”), of I-trax, Inc. (“I-trax”) outstanding as of March 13, 2008, and (2) the offer price of $54.00 per share of Series A convertible preferred stock (“Preferred Shares”) plus the dividend amount in respect of the conversion value of accrued and unpaid dividends on the preferred stock through the date hereof multiplied by 217,126.3 shares of Series A Convertible Preferred Stock, par value $0.001 per share, outstanding as of March 13, 2008; (3) the offer price of $5.40 minus $2.28, which is the weighted average exercise price of outstanding options to acquire Common Shares multiplied by 4,503,033, the number of outstanding options as of March 13, 2008, and (4) the offer price of $5.40 minus $2.69, which is the weighted average exercise price of outstanding warrants to acquire Common Shares multiplied by 1,557,755, the number of outstanding warrants as of March 13, 2008.

**	The amount of the filing fee, calculated in accordance with Section 13(e) and Rule 0-11(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals $39.30 per million of the transaction valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,107 Form or Registration No.: Schedule TO-T	Filing Party: Walgreen Company Date Filed: March 28, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission on March 28, 2008, (the “Schedule TO”), by Walgreen Co., an Illinois corporation (“Walgreens”), and Putter Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Walgreens (“Offeror”), relating to the offers by Offeror to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Common Shares”), and Series A Convertible Preferred Stock, par value $0.001 per share (the “Preferred Shares” and together with the Common Shares, the “Shares”) of I-trax, Inc., a Delaware corporation (“I-trax”), for $5.40 per Common Share (the “Common Offer”) and $54.00 plus the Dividend Amount per Preferred Share (the “Preferred Offer”), in each case in cash, without interest and less any required withholding taxes (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 28, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offers”). The Offers are made pursuant to the Agreement and Plan of Merger, dated as of March 14, 2008, by and among Walgreens, Offeror and I-trax (the “Merger Agreement”), a copy of which is incorporated by reference as Exhibit (d)(1) to the Schedule TO.
     Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.
     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 1.
Item 1. Summary Term Sheet
     The paragraph set forth in the section of the Offer to Purchase entitled “FREQUENTLY ASKED QUESTIONS,” which is incorporated by reference, is hereby amended and supplemented as follows:
Do we have the financial resources to pay the Offer Price?
     Yes. Walgreens, our parent company, will provide us with sufficient funds to purchase all Shares validly tendered in the Offers and to provide funding for our acquisition of the remaining Shares in the Merger, which is expected to follow the successful completion of the Offers in accordance with the terms and conditions of the Merger Agreement. The Offers are not conditioned upon any financing arrangements. Walgreens expects to obtain the necessary funds from the issuance of commercial paper or short-term notes. See Section 12 — “Source and Amount of Funds” of this Offer to Purchase.
Item 4. Terms of the Transaction
     The information set forth in the section of the Offer to Purchase entitled “Withdrawal Rights,” which is incorporated by reference, is hereby amended and supplemented as follows:
     Unless tendered in a subsequent offering period, Shares that you have previously tendered in the Offers at any time on or before the Expiration Date (including any extension of such date), may be withdrawn at any time prior to the Expiration Date, and in any event your shares may be withdrawn at any time after May 26, 2008 under the circumstances provided for in Section 14(d)(5) of the Exchange Act unless theretofore accepted for payment as provided in this Offer to Purchase. No withdrawal rights apply to Shares tendered in a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offers and accepted for payment.
     If, for any reason, acceptance for payment of any Shares tendered in the Offers is delayed, or Offeror is unable to accept for payment or pay for Shares tendered in the Offers, then, without prejudice to Offeror’s rights set forth in this Offer to Purchase, the Depositary may, nevertheless, on Offeror’s behalf, retain Shares that you have tendered, and you may not withdraw your Shares, except to the extent that you are entitled to and duly exercise withdrawal rights as described in this Section 4 — “Withdrawal Rights.” Any such delay will be by an extension of the Offers to the extent required by applicable law and the regulations of the SEC.
     In order for your withdrawal to be effective, you must deliver a written or facsimile transmission notice of withdrawal to the Depositary at one of its addresses or fax numbers set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify your name, the number of Shares that you want to withdraw, and (if Share Certificates have been tendered) the name of the registered holder of Shares as shown on the Share Certificate, if different from your name. If Share Certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of Share Certificates, you must submit the serial numbers shown on the particular Share Certificates evidencing Shares to be withdrawn and an Eligible Institution must Medallion guarantee the signature on the notice of withdrawal, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offers and Tendering Shares,” the notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. You may not rescind a withdrawal of Shares. Any Shares that you withdraw will be considered not validly tendered for purposes of the Offers, but you may tender your Shares again at any time before the Expiration Date by following any of the procedures described in Section 3 — “Procedures for Accepting the Offers and Tendering Shares.”
     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Offeror, in its sole discretion, which determination will be final and binding. None of Walgreens, Offeror or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.
Item 7. Source and Amount of Funds or Other Consideration
     The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds,” which is incorporated by reference, is hereby amended and supplemented as follows:
     Walgreens and Offeror estimate that the total amount of funds required to purchase all of the Shares pursuant to the Offers, make payments to holders of outstanding options and warrants to purchase I-trax common stock as required by the Merger Agreement, consummate the Merger, and pay fees and expenses relating to the transactions will be approximately $278 million. Walgreens will have sufficient funds to consummate the purchase of Shares in the Offers and the other transactions described above, and will cause Offeror to have sufficient funds available to consummate such transactions.
     Walgreens expects to obtain the necessary funds from the issuance of commercial paper or short-term notes. To date, Walgreens has not engaged any underwriters with respect to any potential note offering it may elect to pursue in order to fund the purchase of Shares pursuant to the Offers or to refinance amounts borrowed pursuant to its commercial paper program. Walgreens currently expects that any borrowings pursuant to its commercial paper program in order to fund the purchase of Shares pursuant to the Offers will have terms and conditions substantially similar to, and bear interest at rates commensurate with those for, Walgreens’ historical borrowings under the program. Walgreens’ weighted average interest rate on commercial paper at February 29, 2008 was 2.99%. In connection with its commercial paper program, Walgreens maintains two unsecured backup syndicated lines of credit that total $1.2 billion. The first $600 million facility expires on August 12, 2008, the second on August 12, 2012. Walgreens’ ability to access these unsecured backup syndicated lines of credit is subject to its compliance with the terms and conditions of the credit facilities, including financial covenants. The covenants require Walgreens to maintain certain financial ratios related to minimum net worth and priority debt, along with limitations on the sale of assets and purchases of investments. As of February 29, 2008, Walgreens was in compliance with all such covenants.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 3, 2008

WALGREEN CO.
By:	/s/ William M. Rudolphsen
	Name:	William M. Rudolphsen
	Title:	Senior Vice President and Chief Financial Officer

PUTTER ACQUISITION SUB, INC.
By:	/s/ William M. Rudolphsen
	Name:	William M. Rudolphsen
	Title:	Vice President

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated March 28, 2008.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.*

(a)(5)(A)	Press Release issued by Walgreen Co., dated March 17, 2008 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Walgreen Co. on March 17, 2008).*

(a)(5)(B)	Transcript of Conference Call held by Walgreen Co. on March 17, 2008 (incorporated herein by reference to the Tender Offer Statement on Schedule TO filed by Walgreen Co. on March 18, 2008).*

(a)(5)(C)	Form of Summary Advertisement Published in the Wall Street Journal on March 28, 2008.*

(d)(1)	Agreement and Plan of Merger, dated as of March 14, 2008, by and among Walgreen Co., Putter Acquisition Sub, Inc. and I-trax, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Walgreen Co. on March 17, 2008).*

(d)(2)	Confidentiality Agreement, dated as of July 26, 2007, as amended January 18, 2008, by and between Walgreen Co. and I-trax, Inc.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.